Exhibit 99.1

Obsidian Energy Announces Delisting from the NYSE with

United States Trading to Commence on the OTCQB under the Ticker Symbol OBELF

CALGARY, April 1, 2020 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) received notification from the New York Stock Exchange (the “NYSE”) that the Company has not regained compliance with the NYSE’s continued listing standard regarding share price pursuant to Rule 802.01C of the NYSE’s Listed Company Manual. As a result, OBE.BC shares have been suspended from trading on the NYSE effective immediately. To facilitate trading for our United States based shareholders, Obsidian Energy’s common shares will begin trading on the OTCQB under the symbol OBELF on April 2, 2020 and will remain trading on the Toronto Stock Exchange under the symbol OBE.

The significant change in the macro economic environment has contributed to a reduction in the Company’s share price. If our share price improves to average over US$0.25 per share for 30 consecutive days, we will move to the OTCQX market. The move in listing from the NYSE to the OTCQB is expected to result in on-going cost savings of approximately $1 million per year at this time. The transition to the OTC markets will not affect the Company’s business operations or our current Securities and Exchange Commission reporting obligations and does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that the Common Shares will commence trading on the OTCQB on April 2, 2020 and will remain trading on the Toronto Stock Exchange under the symbol OBE; that if our share price improves to average over US$0.25 per share for 30 consecutive days, we will move to the OTCQX market; the expected costs saving to the Company by moving to the OTCQB; and that the OTC markets will not affect the Company’s business operations or our current Securities and Exchange Commission reporting obligations and does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com